                                                                    Exhibit 99.2

  Contact:
  Lawrence H. N. Kinet
  Chairman and CEO
  Aksys, Ltd.
  (847) 229-2222


  For Immediate Release
  ---------------------

         AKSYS, LTD. REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER
                              ENDED JUNE 30, 1997

  Lincolnshire, IL, July 23, 1997 - Aksys, Ltd. (Nasdaq/NNM: AKSY), a leader in the development of personal hemodialysis products and services, today reported financial results for the second quarter ended June 30, 1997.

  For the quarter ended June 30, 1997, the Company reported a net loss of $3,781,000, or $0.27 per share, compared to a net loss of $1,525,000, or $0.14 per share, for the same quarter last year. Operating expenses increased to $4,374,000 during the second quarter of 1997, compared to $1,850,000 during the second quarter of 1996. The increase in operating expenses is due to research and development spending, new hires, and support for the Company's product development efforts. Net interest income increased to $593,000 during the quarter ended June 30, 1997, compared to $325,000 for the same quarter last year, as a result of the net proceeds invested from the Company's sale of shares of Common Stock in May 1996.

  "We recently took delivery of our first lot of GMP manufactured production prototype PHD(TM) systems which is an important milestone in preparing the device for clinical trials next year," stated Lawrence H.N. Kinet, Chairman and CEO of Aksys, Ltd. "Although we believe our financial resources are sufficient to evaluate the product in the clinic and secure regulatory approval, we have recently taken a number of steps to conserve resources."

  For the six months ended June 30, 1997, the Company reported a net loss of $7,252,000, or $0.53 per share, compared to a net loss of $3,393,000, or $0.30 per share, for the six month period ended June 30, 1996. Operating expenses increased to $8,486,000 for the six month period of 1997, compared to $3,752,000 for the year earlier period. Net interest income for the six months ended June 30, 1997 was $1,234,000 compared to $359,000 for the same period in 1996.

  Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. These products and services include the Company's lead product in development, the Aksys PHD Personal Hemodialysis System(TM) which is designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.

                                   - more -

  AKSYS, LTD. REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30,
  1997
  Page 2


  This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the development and manufacturing milestones, changes in GMP requirements, risks related to the regulatory approval process, whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance, and risks associated with the commencement of clinical trials based on an approved Investigational Device Exemption (IDE), a prerequisite for the commencement of such trials.

                         - financial table to follow -


                                                    AKSYS, LTD. AND SUBSIDIARY
                                                 (a development stage enterprise)

                                               CONSOLIDATED STATEMENTS OF OPERATIONS
                                                            (Unaudited)

                                                   Quarter ended June 30,                         Six months ended June 30,
                                             ----------------------------------             ----------------------------------
                                                  1997                1996                       1997                1996
                                             ----------------  ----------------             ---------------  -----------------
Revenues:                                     $          -     $       -                     $          -     $       -

Expenses:
  Research and development                         3,131,000       1,279,000                      5,905,000       2,691,000
  Business development                               245,000          95,000                        493,000         199,000
  General and administrative                         998,000         476,000                      2,088,000         862,000
                                             ----------------  ----------------             ----------------  ----------------
Operating loss                                    (4,374,000)     (1,850,000)                    (8,486,000)     (3,752,000)

Net interest income                                  593,000         325,000                      1,234,000         359,000
                                             ----------------  ----------------             ----------------  -----------------
Net loss                                      $   (3,781,000)  $  (1,525,000)                $   (7,252,000)   $ (3,393,000)
                                             ================  ================             ================  =================

Net loss per share                            $        (0.27)  $       (0.14)                $        (0.53)   $      (0.30)
                                             ================  ================             ================  ================

Weighted average shares outstanding               13,767,000      11,216,000                     13,757,000      11,216,000
                                             ================  ================             ================  ================

                                                    SELECTED BALANCE SHEET DATA

                                                  June 30,                   December 31,
                                             -----------------             -----------------
                                                    1997                         1996
                                             -----------------             -----------------
Cash and short-term investments               $   37,472,000               $   45,650,000
Working capital                                   36,688,000                   45,042,000
Long-term investments                                780,000                      780,000
Total assets                                      42,995,000                   50,148,000
Total liabilities                                  1,518,000                    1,464,000
Stockholders' equity                              41,477,000                   48,684,000

                                                  18
